

Sam Nelson · 3rd

Director of Center for Entrepreneurship at University of
Nebraska-Lincoln

Lincoln, Nebraska Area · 500+ connections · **Contact info**

 **University of Nebras**
Lincoln

University of Nebras
Lincoln

Experience

 **University of Nebraska-Lincoln**
8 yrs 6 mos

Director of Center for Entrepreneurship
Apr 2015 – Present · 5 yrs 3 mos
Lincoln, Nebraska Area

Associate Director for the Center for Entrepreneurship
Jan 2012 – Present · 8 yrs 6 mos

 **Graduate Assistant**
University of Nebraska-Lincoln
Aug 2007 – Aug 2011 · 4 yrs 1 mo

Working on Ph. D. in Strategic Management with minors in International Business,
Entrepreneurship and Statistics

 **HR Regional Manager**
Intel

2005 – 2007 · 2 yrs



Operations Manager

Intel Corporation

Jan 1998 – Jul 2004 · 6 yrs 7 mos

Albuquerque, New Mexico Area

Education



University of Nebraska-Lincoln

Ph. D, Strategic Management

2007 – 2011



UNM Anderson School of Management

MBA, Policy and Planning

1999 – 2001

The University of New Mexico

Bachelor in Business Administration, Production and Operations Management

1993 – 1997

Show 1 more education ⌄



